SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PERSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 28, 2003

SWEDISH MATCH AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-             )

ENCLOSURE:

ANNUAL GENERAL MEETING OF SWEDISH MATCH AB (publ)

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date:	March 28, 2003	By:	/s/ BERTIL RAIHLE
Bertil Raihle Vice President, Corporate Control

PRESS RELEASE

Nasdaq: SWMAY Stockholmsbörsen: SWMA

March 28th, 2003

Annual General Meeting of Swedish Match AB (publ)

The shareholders of Swedish Match AB are called to the Annual General Meeting on Friday, April 25, 2003, at 4:30 p.m. (CET) at the Stockholm International Trade Fairs’ facility in Älvsjö (“Stockholmsmässan”).

The Board of Directors proposes a dividend of SEK 1.60 per share. The Board also proposes that the current mandate to repurchase up to 10 percent of all shares in the company is prolonged. In addition the Board proposes a reduction in the Company’s share capital by SEK 24,000,000 through withdrawal of 10,000,000 shares. The shares, which are proposed to be withdrawn, have been repurchased by the Company.

The Nominating Committee proposes the re-election of Bernt Magnusson (Chairman), Jan Blomberg, Tuve Johannesson, Arne Jurbrant, Lennart Sundén (President and CEO), Meg Tivéus and Klaus Unger.

By the notice of the meeting it is also announced that proposition will be put forward to re-elect Bernt Magnusson and Björn Franzon as members of the Nominating Committee, and the new election of Marianne Nilsson and Staffan Grefbäck.

The complete notice of the Annual General Meeting can be found on the corporate web site: www.swedishmatch.com, and is also enclosed.

Swedish Match is an international group with headquarters in Stockholm, Sweden. The company manufactures a broad range of tobacco products, matches and disposable lighters which are sold in approximately 140 countries. Sales for the twelve month period ending December 31, 2002 amounted to 13,643 MSEK. Swedish Match is listed on Stockholmsbörsen (SWMA) and on NASDAQ (SWMAY).

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer	office +46 8 658 01 75

Sven Hindrikes, Executive Vice President and Chief Financial Officer	office +46 8 658 02 82

Bo Aulin, Senior Vice President, Secretary and General Counsel	office +46 8 658 03 64 mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations	office +46 8 658 01 73 mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)	office +1 804 302 1912 mobile +1 804 502 1912

Annual General Meeting of Swedish Match AB (publ)

The shareholders of Swedish Match AB are hereby given notice of the Annual General Meeting to be held in Stockholm, Sweden, on Friday, April 25, 2003 at 4.30 p.m. (CET) in Hall K1 of the Stockholm International Trade Fairs’ facility in Älvsjö (“Stockholmsmässan”), entry via the main entrance on Mässvägen 1.

Agenda

1.    Election of Chairman of the Meeting.

2.    Preparation and approval of the list of shareholders entitled to vote at the Meeting.

3.    Election of one or two minutes checkers who, in addition to the Chairman, shall verify the minutes.

4.    Determination of whether the Meeting has been duly convened.

5.    Approval of the Agenda.

6.    The President’s speech.

7.    Presentation of the annual report and the auditors’ report as well as the consolidated financial statements and the auditors’ report on the consolidated financial statements for 2002.

8.    Adoption of the income statement and the balance sheet and the consolidated income statement and the consolidated balance sheet.

9.    Disposition to be made of the Company’s profits as shown in the balance sheet adopted by the Meeting.

10.    The Board of Directors’ proposal regarding its authorization to acquire shares in the Company.

11.    The Board of Directors’ proposal regarding (i) the issue by the Company of call options on repurchased shares in the Company, and (ii) the transfer by the Company of such shares in the Company in conjunction with a potential demand for redemption of call options.

12.    The Board of Directors’ proposal that the Company’s share capital shall be reduced by way of recall of shares without repayment to the shareholders, together with the Board of Directors’ proposal that the reduced amount shall be transferred to non-restricted shareholders’ equity for allocation to a fund for use in accordance with a resolution passed by a General Meeting of the Company.

13.    The discharge of the Board of Directors and of the President from liability for the fiscal year.

14.    Determination of the number of Board members and deputy members to be elected by the Meeting.

15.    Determination of the fees to be paid to the Board of Directors.

16.    Election of Board members and deputy members.

17.    Election of members of the Nominating Committee.

18.    Amendment of the Instructions for the Nominating Committee.

19.    Any other business.

The Nominating Committee elected at the Annual General Meeting 2002 proposes the following:

Item 14:    As previously, 7 ordinary members and no deputy members.

Item 15:    The fees to the Board members are proposed to be paid as follows for the period until the close of the next Annual General Meeting: The Chairman shall receive SEK 650,000 and the other Board members elected by the Meeting shall each receive SEK 275,000. Furthermore, it is proposed that the Board be allocated SEK 300,000 as compensation for committee work carried out, and that it be divided within the Board in a manner decided upon by the Board. As previously, it is proposed that an exception be made so that no fees shall be paid to Board members who are employees of the Swedish Match Group.

Item 16:    The following ordinary members are proposed: Re-election of Bernt Magnusson, Jan Blomberg, Tuve Johannesson, Arne Jurbrant, Lennart Sundén, Meg Tivéus and Klaus Unger.

Item 18:    It is proposed that the Nominating Committee’s Instructions be changed in a manner so that the Nominating Committee’s tasks no longer include providing proposals to the Annual General Meeting for a selection of auditors and deputy auditors and for their fees. The reason for this is that Swedish Match AB’s newly-established Auditing Committee is supposed to be in charge of these tasks.

Item 1:    Ingemar Mundebo will be proposed to be elected Chairman of the Meeting.

Item 9:    The Board of Directors proposes that a dividend be paid to the shareholders in the amount of SEK 1.60 per share and that the remaining profits be carried forward. It is proposed that the year’s dividend initially be deducted from the non-restricted reserves, after the reduction of the share capital, with the remainder being drawn from the profit carried forward. April 30, 2003 is proposed as the record date for entitlement to receive a cash dividend. Payment of the dividend is expected to occur through VPC AB (Swedish Securities Register Center) on May 6, 2003.

Item 10:    The Board of Directors proposes that it be authorized to decide to, prior to the next Annual General Meeting, acquire a maximum of as many shares as may be acquired without the Company’s holding at any time exceeding 10 per cent of all shares in the Company. The shares shall be acquired on the Stockholm Exchange at a price within the price interval registered at any given time, i.e. the interval between the highest bid price and the lowest offer price. The purpose of the repurchase is primarily to enable the Company’s capital structure to be adjusted and to cover the allocation of options as part of the Company’s rolling options programme.

The options programme, which was launched in early 1999, comprises for 2002, 55 senior Company officials, and the allocation of options is linked to the total stock return by the Swedish Match share in comparison with the total stock return by a selection of other companies in the industry, and to Earnings Per Share.

The Board of Directors further proposes that it be authorized to use repurchased shares as financing in conjunction with future acquisitions.

The resolutions of the Meeting with regard to item 10 are contingent upon being supported by shareholders representing at least two-thirds of the votes cast and two-thirds of the shares represented at the Meeting

Item 11:    The Board of Directors proposes that the Meeting resolve to allow the Company to issue up to 1,842,500 call options to a combined value of up to SEK 15,477,000 which corresponds to the value of options allocated in accordance with the Company’s options programme for 2002. The options shall be allocated to certain senior Company officials, with a minimum of 11,825 options and a maximum of 110,000 options per person. The options can be used to buy shares during the period March 1, 2006 – February 28, 2008 at a redemption price of SEK 74.00. The options’ terms and conditions were established on the basis of the average price of the Swedish Match share on the Stockholm Exchange during the period February 11, 2003 – February 24, 2003, which was SEK 61.55. The Board of Directors considers that the market value of the options, calculated in accordance with the conditions at the time when the options’ terms and conditions were established, is SEK 8.40 per option, corresponding to a total value of up to SEK 15,477,000. The Board of Directors further proposes, with divergence from the shareholders’ preferential right, that the Company be permitted to transfer a maximum of 1,842,500 shares in the Company at the sale price of SEK 74.00 per share in conjunction with demands for the redemption of the call options. The number of shares and the sales price of the shares in the resolutions of transfer with regard to item 11, may be changed as a consequence of, inter alia, a bonus issue of shares, a combination or split of shares, new share issue, reduction of the share capital or any similar measure.

The resolutions of the Meeting with regard to item 11 are contingent upon being supported by shareholders representing at least nine-tenths of the votes cast and nineteenths of the shares represented at the Meeting.

Item 12:    The Board of Directors proposes a reduction of the Company’s share capital by SEK 24,000,000 through withdrawal of 10,000,000 shares in the Company. The shares in the Company which are proposed to be withdrawn have been repurchased by the Company in accordance with authorization by the General Meeting of the Company. The resolutions of the Meeting with regard to item 12 are contingent upon being supported by shareholders representing at least two-thirds of the votes cast and two-thirds of the shares represented at the Meeting.

Item 17:    The following members of the Nominating Committee will be proposed: Re-election of Bernt Magnusson and Björn Franzon. New election of Marianne Nilsson and Staffan Grefbäck.

Full details of the Board of Directors’ proposed resolutions under items 10, 11 and 12 will be available at Swedish Match’s Head Office (Legal Department) at Rosenlundsgatan 36 in Stockholm, Sweden, as of April 11, 2003. The resolution under item 11 will then also be presented on the Company’s homepage www.swedishmatch.com. The resolution can also be sent to a shareholder at request.

Right to participate in the Meeting

Participation in Swedish Match’s Annual General Meeting is limited to shareholders who are recorded in the register of shareholders maintained by VPC AB (Swedish Securities Register Center) on April 15, 2003 and who advise Swedish Match no later than 4:00 p.m. (CET) on Wednesday, April 16, 2003 of their intention to participate. A shareholder who wants to be accompanied by one or two assistants shall advise Swedish Match within the appointed time.

Notice of participation

Notice of participation may be given in writing to Swedish Match AB, Legal Department, SE-118 85 Stockholm, Sweden, by telephone +46-8-658 01 62, by telefax +46-8-720 76 56, or via the internet: www.swedishmatch.com/stamman.

When giving notice of participation, the shareholder shall state name, address, telephone number and personal registration number/corporate registration number (where applicable).

Receipt of notification will be confirmed by Swedish Match forwarding an attendance card, which is to be presented at the entrance to the Meeting.

Share registration

To be entitled to participate in the Annual General Meeting, owners of shares registered in the name of a trustee must have the shares registered in their own names. Shareholders who have trustee-registered shares should request the bank or the broker holding the shares to request ownerregistration, so-called voting-right registration, several banking days prior to April 15, 2003.

ADR holders

Registered holders of American Depositary Shares representing Swedish Match shares, will receive proxy materials from the Bank of New York, the depositary, which will include instructions on the process for participating in the meeting in person or by proxy. If American Depositary Shares are held through a bank, broker or custodian, the holder should contact their bank, broker or custodian directly.

The entrance to the premises of the Annual General Meeting will be opened at 3.00 p.m.

Light refreshments will be served before the Meeting.

Stockholm in March 2003

By order of the Board of Directors of Swedish Match AB

Bo Aulin, Secretary of the Board

Swedish Match AB (publ)

SE-118 85 Stockholm, Sweden